UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

March 3, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended December 31, 2008, as furnished to the holders of the Company’s debt securities. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Fourth Quarter 2008 Results,” dated 3 March, 2008.

Exhibits

1. Quarterly report of NXP Semiconductors Group

2. Press Release, dated 3 March, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd of March, 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström
(Chief Financial Officer)